EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Outstanding Third Quarter and Raises Full-Year Outlook
Oak Brook, Illinois, November 2, 2017 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2017.

•	Orders of $230 million, up $44 million, or 23%, from last year, including organic growth of $13 million, or 7%

•	Net sales of $249 million, up $62.0 million, or 33% compared to last year

•	GAAP earnings per share of $0.21, up from $0.12 last year

•	Adjusted earnings per share of $0.24, up from $0.17 last year

•	Raising full-year outlook to a range of $0.79 to $0.82, from a range of $0.77 to $0.80
Consolidated net sales for the third quarter were $248.7 million, up $62.0 million, or 33% versus the same quarter a year ago. Third quarter income from continuing operations was $12.5 million, equal to $0.21 per diluted share, compared to $7.5 million, equal to $0.12 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the third quarter of $14.4 million, equal to $0.24 per diluted share, compared to $10.5 million, or $0.17 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Q3 Earnings Exceed Expectations; Significant Increases in Orders, Sales and Income Driven by Organic Growth and M&A
“We are pleased to report another outstanding quarter, with results that exceeded both revenue and earnings expectations,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our net sales, orders and income were each up significantly in comparison to the prior year, driven by organic growth and acquisitions.”
Consolidated orders were $229.6 million for the quarter, up $43.5 million, or 23%, compared to the prior-year quarter. The Environmental Solutions Group reported orders of $178.2 million in the third quarter of 2017, an increase of $42.2 million, or 31%, compared to the prior-year quarter. The improvement was driven by organic order growth of approximately $11 million, or 9%, primarily represented by higher orders for sewer cleaners and vacuum trucks, and the acquisition of TBEI. Orders within our Safety and Security Systems Group were up $1.3 million. Consolidated backlog at September 30, 2017 was $204 million, up $55 million, or 37%, compared to last year.
In the Environmental Solutions Group, net sales were up $64.2 million, or 48%, due to the addition of $47.2 million in net sales from the TBEI acquisition and organic sales improvement of $17.0 million, or 13%, driven by higher domestic shipments of sewer cleaners, vacuum trucks and street sweepers. Sales in the Safety and Security Systems Group decreased by $2.2 million, or 4%.
Consolidated third quarter operating income was $22.2 million, up $8.7 million, or 64%, compared to the prior-year quarter, primarily driven by a $8.7 million increase within the Environmental Solutions Group. Consolidated operating margin was 8.9%, up from 7.2% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter of 2017 was $33.3 million, up $11.0 million, or 49%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 13.4% compared to 11.9% last year.

Adjusted EBITDA in the Environmental Solutions Group was up $10.9 million, or 55%, to $30.7 million, and its adjusted EBITDA margin was 15.5%, up from 14.7% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $7.3 million, compared to $8.0 million last year, and its adjusted EBITDA margin was 14.5%, compared to 15.3% last year.
Cash Flow Facilitates Additional Debt Pay Down in Q3
Net cash of $6.3 million was provided by continuing operating activities in the third quarter of 2017, bringing the total of net cash provided by continuing operating activities in the first nine months of 2017 to $52.1 million, an increase of $35.0 million compared to the same period in 2016. At September 30, 2017, consolidated debt was $283 million, total cash and cash equivalents were $28 million and the Company had $99 million of availability for borrowings under its credit facility.
“Since we closed the TBEI acquisition at the beginning of June, we have paid down almost $30 million of debt, reducing our debt leverage ratio at the end of the quarter to 2.3 times adjusted EBITDA, which is down from 2.7 times adjusted EBITDA at the completion of transaction,” said Sherman.
The Company also funded dividends of $4.2 million during the third quarter, and the Board of Directors recently declared a $0.07 per share dividend that will be payable in the fourth quarter.
Outlook
“Our third quarter performance was stronger than we anticipated, due in part to some earlier-than-expected deliveries,” Sherman noted. “Our North American municipal markets continue to be steady overall, and sales into industrial markets have improved. Although we are still in early days, we are encouraged by TBEI's contributions to date. With our third quarter performance and the strength of our backlog, particularly for sewer cleaners and vacuum trucks, we are raising our full-year 2017 adjusted EPS outlook* to a new range of $0.79 to $0.82, from a range of $0.77 to $0.80.”
* Adjusted EPS is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. Our outlook assumes certain adjustments to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and pension settlement charges, where applicable. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, November 2, 2017 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-800-289-0496 and entering the pin number 2729350. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2017	2016	2017	2016
Net sales	$248.7	$186.7	$650.9	$531.8
Cost of sales	187.4	141.4	491.3	394.1
Gross profit	61.3	45.3	159.6	137.7
Selling, engineering, general and administrative expenses	38.3	31.1	104.7	91.0
Acquisition and integration-related expenses	0.7	0.3	2.2	1.2
Restructuring	0.1	0.4	0.5	1.6
Operating income	22.2	13.5	52.2	43.9
Interest expense	2.7	0.6	4.6	1.4
Debt settlement charges	—	—	—	0.3
Other income, net	(0.5)	(0.3)	(1.0)	(1.3)
Income before income taxes	20.0	13.2	48.6	43.5
Income tax expense	7.5	5.7	17.4	16.2
Income from continuing operations	12.5	7.5	31.2	27.3
Gain from discontinued operations and disposal, net of income tax (benefit) expense of $(0.0), $(1.0), $(0.0) and $3.1, respectively	—	1.0	—	3.9
Net income	$12.5	$8.5	$31.2	$31.2
Basic earnings per share:
Earnings from continuing operations	$0.21	$0.12	$0.52	$0.45
Earnings from discontinued operations and disposal, net of tax	—	0.02	—	0.06
Net earnings per share	$0.21	$0.14	$0.52	$0.51
Diluted earnings per share:
Earnings from continuing operations	$0.21	$0.12	$0.52	$0.45
Earnings from discontinued operations and disposal, net of tax	—	0.02	—	0.06
Net earnings per share	$0.21	$0.14	$0.52	$0.51
Weighted average common shares outstanding:
Basic	59.8	59.8	59.7	60.7
Diluted	60.6	60.6	60.4	61.5
Cash dividends declared per common share	$0.07	$0.07	$0.21	$0.21

Operating data:
Operating margin	8.9%	7.2%	8.0%	8.3%
Adjusted EBITDA	$33.3	$22.3	$81.1	$62.5
Adjusted EBITDA margin	13.4%	11.9%	12.5%	11.8%
Total orders	$229.6	$186.1	$715.3	$509.1
Backlog	203.7	148.7	203.7	148.7
Depreciation and amortization	9.0	5.8	21.3	13.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2017	December 31, 2016
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28.2	$50.7
Accounts receivable, net of allowances for doubtful accounts of $1.5 and $0.8, respectively	118.9	81.3
Inventories	143.9	120.1
Prepaid expenses and other current assets	9.6	7.5
Total current assets	300.6	259.6
Properties and equipment, net of accumulated depreciation of $108.2 and $101.3, respectively	63.2	42.9
Rental equipment, net of accumulated depreciation of $17.6 and $9.7, respectively	88.8	80.8
Goodwill	371.4	236.5
Intangible assets, net of accumulated amortization of $3.6 and $0.5, respectively	161.1	10.2
Deferred tax assets	6.8	8.2
Deferred charges and other assets	4.3	3.9
Long-term assets of discontinued operations	1.0	1.1
Total assets	$997.2	$643.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.2	$0.5
Accounts payable	63.0	35.3
Customer deposits	7.3	4.5
Accrued liabilities:
Compensation and withholding taxes	20.5	13.8
Other current liabilities	35.2	28.7
Current liabilities of discontinued operations	0.8	2.1
Total current liabilities	127.0	84.9
Long-term borrowings and capital lease obligations	282.9	63.5
Long-term pension and other postretirement benefit liabilities	55.6	61.1
Deferred gain	9.2	10.7
Deferred tax liabilities	67.7	—
Other long-term liabilities	27.8	26.9
Long-term liabilities of discontinued operations	1.8	2.0
Total liabilities	572.0	249.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 66.0 and 65.4 shares issued, respectively	66.0	65.4
Capital in excess of par value	205.7	200.3
Retained earnings	320.4	301.8
Treasury stock, at cost, 6.0 and 5.8 shares, respectively	(84.8)	(81.4)
Accumulated other comprehensive loss	(82.1)	(92.0)
Total stockholders’ equity	425.2	394.1
Total liabilities and stockholders’ equity	$997.2	$643.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2017	2016
Operating activities:
Net income	$31.2	$31.2
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	—	(3.9)
Depreciation and amortization	21.3	13.0
Deferred financing costs	0.2	0.5
Deferred gain	(1.5)	(1.4)
Stock-based compensation expense	3.5	3.4
Pension expense, net of funding	(4.2)	(4.2)
Provision for doubtful accounts	0.5	0.3
Deferred income taxes	3.3	9.6
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	(2.2)	(31.4)
Net cash provided by continuing operating activities	52.1	17.1
Net cash (used for) provided by discontinued operating activities	(0.5)	0.8
Net cash provided by operating activities	51.6	17.9
Investing activities:
Purchases of properties and equipment	(5.3)	(4.8)
Payments for acquisitions, net of cash acquired	(269.2)	(102.6)
Other, net	0.2	(0.5)
Collection of cash provided to customer	—	6.0
Net cash used for continuing investing activities	(274.3)	(101.9)
Net cash (used for) provided by discontinued investing activities	(1.1)	88.0
Net cash used for investing activities	(275.4)	(13.9)
Financing activities:
Increase in revolving lines of credit, net	214.1	64.8
Payments on long-term borrowings	—	(43.4)
Payments of debt financing fees	(0.2)	(1.1)
Purchases of treasury stock	—	(33.8)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.5)	(2.6)
Cash dividends paid to stockholders	(12.6)	(12.8)
Proceeds from stock-based compensation activity	1.5	0.4
Other, net	(0.3)	(0.4)
Net cash provided by (used for) continuing financing activities	200.0	(28.9)
Net cash provided by discontinued financing activities	—	0.7
Net cash provided by (used for) financing activities	200.0	(28.2)
Effects of foreign exchange rate changes on cash and cash equivalents	1.3	(1.0)
Decrease in cash and cash equivalents	(22.5)	(25.2)
Cash and cash equivalents at beginning of year	50.7	76.0
Cash and cash equivalents at end of period	$28.2	$50.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2017 and 2016:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2017	2016	Change	2017	2016	Change
Net sales	$198.5	$134.3	$64.2	$500.6	$369.1	$131.5
Operating income	21.2	12.5	8.7	52.5	43.9	8.6
Adjusted EBITDA	30.7	19.8	10.9	75.5	56.6	18.9
Operating data:
Operating margin	10.7%	9.3%	1.4%	10.5%	11.9%	(1.4)%
Adjusted EBITDA margin	15.5%	14.7%	0.8%	15.1%	15.3%	(0.2)%
Total orders	178.2	136.0	42.2	559.5	354.5	205.0
Backlog	177.7	118.2	59.5	177.7	118.2	59.5
Depreciation and amortization	7.9	4.7	3.2	18.1	9.6	8.5
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2017	2016	Change	2017	2016	Change
Net sales	$50.2	$52.4	$(2.2)	$150.3	$162.7	$(12.4)
Operating income	6.1	6.5	(0.4)	18.1	18.0	0.1
Adjusted EBITDA	7.3	8.0	(0.7)	21.7	22.9	(1.2)
Operating data:
Operating margin	12.2%	12.4%	(0.2)%	12.0%	11.1%	0.9%
Adjusted EBITDA margin	14.5%	15.3%	(0.8)%	14.4%	14.1%	0.3%
Total orders	51.4	50.1	1.3	155.8	154.6	1.2
Backlog	26.0	30.5	(4.5)	26.0	30.5	(4.5)
Depreciation and amortization	1.1	1.1	—	3.1	3.3	(0.2)
Corporate Expenses
Corporate operating expenses were $5.1 million and $5.5 million for the three months ended September 30, 2017 and 2016, respectively. For the nine months ended September 30, 2017 and 2016, corporate operating expenses were $18.4 million and $18.0 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2017 and 2016 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2017 and 2016 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2017	2016	2017	2016
Income from continuing operations	$12.5	$7.5	$31.2	$27.3
Add:
Income tax expense	7.5	5.7	17.4	16.2
Income before income taxes	20.0	13.2	48.6	43.5
Add:
Restructuring	0.1	0.4	0.5	1.6
Executive severance costs	—	—	0.7	—
Acquisition and integration-related expenses	0.7	0.3	2.2	1.2
Purchase accounting effects (a)	1.3	2.5	4.3	3.0
Debt settlement charges	—	—	—	0.3
Adjusted income before income taxes	22.1	16.4	56.3	49.6
Adjusted income tax expense (b)	(7.7)	(5.9)	(19.6)	(17.3)
Adjusted net income from continuing operations	$14.4	$10.5	$36.7	$32.3

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2017	2016	2017	2016
EPS, as reported	$0.21	$0.12	$0.52	$0.45
Add:
Income tax expense	0.12	0.10	0.28	0.26
Income before income taxes	0.33	0.22	0.80	0.71
Add:
Restructuring	0.00	0.01	0.01	0.03
Executive severance costs	—	—	0.01	—
Acquisition and integration-related expenses	0.01	0.00	0.04	0.02
Purchase accounting effects (a)	0.02	0.04	0.07	0.05
Debt settlement charges	—	—	—	0.00
Adjusted income before income taxes	0.36	0.27	0.93	0.81
Adjusted income tax expense (b)	(0.12)	(0.10)	(0.32)	(0.28)
Adjusted EPS	$0.24	$0.17	$0.61	$0.53

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with current and prior-year acquisitions that was sold subsequent to the acquisition dates in the three and nine months ended September 30, 2017 and 2016, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.

(b)
Adjusted income tax expense for the three and nine months ended September 30, 2017 and 2016 was recomputed after excluding the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable. Adjusted income tax expense for the three and nine months ended September 30, 2017 also excludes $0.6 million of tax expense associated with a change in the enacted state tax rate in Illinois. Adjusted income tax expense for the three and nine months ended September 30, 2016 also excludes expenses of $0.7 million associated with recording additional valuation allowance in Canada, and $0.1 million associated with a change in the enacted tax rate in the U.K.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles income from continuing operations to consolidated adjusted EBITDA for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2017	2016	2017	2016
Income from continuing operations	$12.5	$7.5	$31.2	$27.3
Add:
Interest expense	2.7	0.6	4.6	1.4
Debt settlement charges	—	—	—	0.3
Acquisition and integration-related expenses	0.7	0.3	2.2	1.2
Restructuring	0.1	0.4	0.5	1.6
Executive severance costs	—	—	0.7	—
Purchase accounting effects	1.3	2.5	4.3	3.0
Other income, net	(0.5)	(0.3)	(1.0)	(1.3)
Income tax expense	7.5	5.7	17.4	16.2
Depreciation and amortization *	9.0	5.6	21.2	12.8
Consolidated adjusted EBITDA	$33.3	$22.3	$81.1	$62.5

Net sales	$248.7	$186.7	$650.9	$531.8

Consolidated adjusted EBITDA margin	13.4%	11.9%	12.5%	11.8%
* Excludes depreciation and amortization reflected in purchase accounting effects of $0.0 million and $0.2 million for the three months ended September 30, 2017 and 2016, and $0.1 million and $0.2 million for the nine months ended September 30, 2017 and 2016, respectively

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2017	2016	2017	2016
Operating income	$21.2	$12.5	$52.5	$43.9
Add:
Acquisition and integration-related expenses	0.3	0.3	0.7	0.3
Purchase accounting effects	1.3	2.5	4.3	3.0
Depreciation and amortization *	7.9	4.5	18.0	9.4
Adjusted EBITDA	$30.7	$19.8	$75.5	$56.6

Net sales	$198.5	$134.3	$500.6	$369.1

Adjusted EBITDA margin	15.5%	14.7%	15.1%	15.3%
* Excludes depreciation and amortization reflected in purchase accounting effects of $0.0 million and $0.2 million for the three months ended September 30, 2017 and 2016, and $0.1 million and $0.2 million for the nine months ended September 30, 2017 and 2016, respectively

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2017	2016	2017	2016
Operating income	$6.1	$6.5	$18.1	$18.0
Add:
Restructuring	0.1	0.4	0.5	1.6
Depreciation and amortization	1.1	1.1	3.1	3.3
Adjusted EBITDA	$7.3	$8.0	$21.7	$22.9

Net sales	$50.2	$52.4	$150.3	$162.7

Adjusted EBITDA margin	14.5%	15.3%	14.4%	14.1%